04015141

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAVREY FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6002 N. WESTGATE BLVD STE 210
(No. and Street)

TACOMA (City) WA (State) 98406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PRAVIN R. DAVREY 253-272-9789
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MORROW, KESSLER & DOWSING PLLC
(Name – *if individual, state last, first, middle name*)

1809 7TH AVE STE 1300 (Address) SEATTLE (City) WA (State) 98101 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PRAVIN R DAVREY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAVREY FINANCIAL SERVICES, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn Before me at the City of Tacoma, in the State of Washington, U.S.A this 25 day of February, 2004 my commission expires 3/29/05

Notary Public City of Pierce

Signature

President

Title

NANCY E EATON NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 03-29-05

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~. OPERATIONS
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVREY FINANCIAL SERVICES, INC.

December 31, 2002

DAVREY FINANCIAL SERVICES, INC.

Audited Financial Statements,
Supplementary Information
And Other Report

December 31, 2002

Davrey Financial Services, Inc.

INDEX

Certified Public Accountants
1809 7th Avenue
Suite 1300
Seattle, WA 98101
Tel (206) 624-7434
Fax (206) 623-5694

Morrow
Kessler &
Dowsing PLLC

INDEPENDENT AUDITORS' REPORT

Board of Directors
Davrey Financial Services, Inc., Inc.
Tacoma, WA

We have audited the accompanying balance sheet of Davrey Financial Services, Inc. as of December 31, 2002 and the related statements operations, changes in stockholders' equity, changes in subordinated borrowings, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Davrey Financial Services, Inc. management. Our responsibility is to express an opinion based on our audit.

Except as discussed in the following paragraphs, we conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company accounting records did not permit us to extend our auditing procedures sufficiently to form an opinion regarding the classes of capital stock authorized, the rights and obligations of the classes, and the number of shares of stock authorized, issued and outstanding.

Subsequent to year end, the Company became investigated by the National Association of Securities Dealers (NASD) for alleged advertising violations. The Company is presently appealing these suspensions. The outcome of this investigation will not be known until early 2004. See Note 2. In addition, the Company license was suspended for not filing a timely audit report for the year ended December 31, 2002.

In our opinion, except for the effects of such adjustments, if any, and additional disclosures as might have been determined to be necessary had accounting records concerning capital stocks been adequate, the financial statements referred to above present fairly, in all material respects, the financial position of Davrey Financial Services, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has net capital deficiency that is in violation of NASD requirements. That raises substantial doubt about the Company ability to continue as a going concern along with other matters disclosed in Note 2. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 12 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied

in the audit of the basic financial statements; and in our opinion, except for effects of such adjustments, if any, and additional disclosures that might have been determined to be necessary as explained in the preceding paragraph, such information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

This report is intended for solely for the use and information of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrow Kessler & Dowsing, PLLC
December 19, 2003

Morrow Kessler & Dowsing, PLLC

Davrey Financial Services, Inc.
December 31, 2002
Balance Sheet

ASSETS	
Current assets	
Cash and cash equivalents	$ 5,058
Deposit account	60,053
Commissions receivable	11,014
Total current assets	76,125
Property Plant and Equipment	
Office equipment	87,495
Accumulated depreciation	(80,882)
	6,613
Other Assets	
Due from shareholder	17,994
Deposits	500
Total other assets	18,494
Total assets	$ 101,232
LIABILITIES AND NET ASSETS	
Current Liabilities	
Subordinated loan payable	$ 25,000
Accounts payable	37,464
Accrued expenses, payroll taxes	51,804
Total current liabilities	114,268
Stockholders' Equity	
A Preferred Stock	550,290
B Preferred Stock	52,000
C Preferred Stock	71,270
Common Stock	9,250
Retained Deficit	(695,846)
Total net assets	(13,036)
Total liabilities and net assets	$ 101,232

See accompanying notes to financial statements.

Davrey Financial Services, Inc.
Year Ended December 31, 2002
Statement of Operations

Revenues	
Commissions	$ 306,520
Interest	159
Other	9,272
Total revenue	315,951
Expenses	
Salaries and wages	100,899
Payroll taxes	19,934
Employee benefits	5,113
Business and property taxes	8,449
Commissions	7,490
Depreciation	6,099
Licenses and permits	7,445
Office	9,713
Online Service	12,082
Other expenses	1,450
Professional fees	30,221
Quotation service	16,603
Rent	36,701
Telephone	30,326
Bad debts	2,908
Clearing costs	49,629
Insurance	1,799
Interest	3,347
Postage	4,428
Travel and automobile	11,189
Total expenses	365,825
Loss Before Income Tax Expenses	(49,874)
Federal Income Taxes	0
Net Loss	$ (49,874)

See accompanying notes to financial statements.

Davrey Financial Services, Inc.
Year Ended December 31, 2002
Statements of Changes in Stockholders' Equity

	Preferred A	Preferred B	Preferred C	Common Stock	Retained Deficit	Total Equity
ıalance, January 1, 2001	$ 550,290	$ 52,000	$ 71,270	$ 9,250	$ (665,972)	$ 16,838
ıet Loss					(49,874)	(49,874)
·dditional capital					20,000	20,000
·alance, December 31,2002	$ 550,290	$ 52,000	$ 71,270	$ 9,250	$ (695,846)	$ (13,036)

The accompanying notes are an integral part of these financial statements.

Davrey Financial Services, Inc.
December 31, 2002
Statement of Changes in Subordinated Borrowings

Loan payable to Clearing Broker January 1	$	10,000
Increase in borrowings		15,000
Subordinated Borrowings at December 31	$	25,000

The accompanying notes are an integral part of these financial statements.

Davrey Financial Services, Inc.
Year Ended December 31, 2002
Statement of Cash Flows

Cash Flows From Operating Activities:	
Net Lose	$ (49,874)
Adjustments to reconcile Net Lose to Net Cash provided by Operating Activities:	
Depreciation and Amortization	6,099
(Increase) Decrease in Assets	(17,422)
Increase (Decrease) in Liabilities	7,966
Net Cash (Used) by Operations	(53,251)
Cash Flows from Investing Activities	
Payments from Stockholder	8,629
Net Cash provided by Investing	8,629
Cash Flows from Financing Activities	
Short Term Borrowings	15,000
Additional contributions	20,000
Net Cash Provided by Financing	35,000
Net Decrease in Cash	(9,622)
Cash at January 1, 2002	14,680
Cash at December 31, 2002	$ 5,058

Supplemental Information

Interest Paid	$ 3,347

The accompanying notes are an integral part of these financial statements.

Note 1 Significant Accounting Policies:

The Company
Davrey Financial Services, Inc. is a privately held securities broker located in Tacoma, Washington, and a member of the National Association of Securities Dealers (NASD) (see Note 2). The Company, acting in an agency capacity, buys and sells securities for it customers and charges a commission for its services. All customer trades are transacted through a clearing broker. The Company does not hold customer funds or securities in the ordinary course of business. The Company was organized under the laws of the State of Washington in 1995.

Basis of Accounting
The Company reports revenues and expenses on the accrual basis of accounting whereby revenue is recognized when services are performed and expenses are recorded in the period incurred.

Cash and Cash Equivalents
For the purpose of the statement of cash flows, cash includes demand deposits in banks.

Receivables
An allowance for doubtful accounts has not been established as management believes that essentially all receivables are collectible.

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets at a range of three to ten years using the straight line method.

Repairs and maintenance expenditures that do not extend the useful lives of the assets are expensed as they are incurred. Gains and losses on disposition are included in income in the year of sale.

Federal Income Tax
Income tax is provided for the tax effects of transactions reported in the financial statements and consists of income tax currently due or refundable plus the changes in deferred income tax and a valuation allowance. Deferred income is recognized for the tax effects of differences between the bases of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets (use of different depreciation methods and lives for financial statement and income tax purposes) and net operating losses from previous tax years. The deferred income tax represents the future tax return consequences of those differences, which will be either taxable or deductible when the related assets and liabilities are recovered or settled.

Use of Estimates
The preparation of financial statements in conformity with generally accepted US accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 Going Concern

In November 2002, the Company voluntarily ceased from operations due to being in default with violations with the NASD. In addition, the Company is being investigated for various accounting and alleged advertising violations with the NASD for which the outcome will not be known until sometime in 2004 (See Note 9). In addition, the Company is in violation of the NASD equity requirements (see Note 7) and for not filing their audit report timely. The Company is in the process of curing these violations in order to have its license reinstated.

The Company owes back payroll taxes to the Internal Revenue Service (IRS) that amount to over $50,000. The Company is working with the IRS in order to resolve this matter.

The Company has had reoccurring operating losses for the past number of years.

In order for the Company to continue as a going concern, the Company needs to resolve their violations with the NASD, become profitable and obtain additional capital to pay their liability with the IRS. At this time, it is uncertain as to whether the Company can continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Note 3 Deposit Account

The Company is required to have $50,000 on deposit with the clearing broker. The deposit earns interest at the prevailing market rate. This deposit can be used to offset outstanding loans with the clearing broker (See Note 5).

Note 4 Due From Stockholder

Advances due from a stockholder are non interest bearing.

Note 5 Subordinated Loan Payable

The subordinated loan payable to the clearing broker for $25,000 is subordinated to the claims of the Company's general creditors. The loan bears interest at 10 percent per annum and matures on January 1, 2003.

Note 6 Operating Leases

The Company leases its office space under an agreement which has been extended to June 30, 2005. Monthly payments under the lease are $1,261as of December 31, 2003. The Company also leases office space in Las Vegas, Nevada. The lease term is twelve months through July 2002, and monthly payments are $930. Rent expense for the office space and storage space rented on a month to month basis was $27,500 for the year ended December 31, 2002.

Office equipment is leased under an agreement for sixty three months which expires August 2005. Monthly payments are $485 plus sales taxes. Lease expense was $9,240 for the year ended December 31, 2002.

The Company also leases an automobile. Monthly payments under this lease are $799 plus sales tax. Lease expense was $10,491 in 2002.

Note 7 Regulatory Requirements

Pursuant to rule 15c3-1(a) (2) under the Securities Exchange Act of 1934, the Company has a minimum net capital of $5,000. At December 31, 2002, the Company's net capital (deficit) requirements were $(13,036). The Company's net capital deficiency is in violation of the NASD equity requirements (See Note 2).

Pursuant to rule 15c3-1(a) (1) under the Securities Exchange Act of 1934, the Company has an aggregate indebtedness limit under which the ration of its aggregate indebtedness to its net capital shall not exceed 15 to 1. At December 31, 2002, this ratio was incalculable due to the net capital deficit.

As an introducing (non-clearing) broker, the Company is exempt from the requirements of rule 15c3-3 under rule 15c3-3 (k) (2) (ii).

Note 8 Federal Income Taxes

The Company has net operating losses from the current and prior years of approximately $620,000 available to offset future taxable income. The net operating loss carryovers expire during the years 2010 through 2022.

At December 31, 2002 components of deferred income tax assets, resulting primarily from the net operating loss carryovers are as follows:

		2002
Total Deferred Tax Assets	$	87,000
Valuation Allowance		(87,000)
Net Deferred Tax Assets	$	0

Income tax expense for the year ended December 31, 2002 is as follows:

		2002
Change in Deferred Income Tax	$	3,300
Change in Valuation Allowance		(3,300)
	$	0

Note 9 Subsequent Event

In August 2003, NASD suspended the Company's license for inadequate accounting records on Company's stockholders records, for not filing timely audit reports and for alleged violation of advertising rules. The Company is in the process of trying to cure these violations. The NASD will decide on these matters sometime in early 2004. Of which the outcome is not known.

DAVREY FINANCIAL SERVICES, INC.
COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS AND RECONCILATIONS OF AUDITED AND UNAUDITED COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

		2002
Total Stockholders' (Deficit)	$	(13,036)
Add Subordinated Borrowings Allowable in Computation of Net Capital		25,000
Total Stockholders' Equity and Subordinated Borrowings		11,964
Deduct Non-allowable Assets:		
Furniture and Equipment		6,613
Advance Dues from Stockholders		17,994
Deposits and Other Assets		500
Total Non-allowable Assets		25,107
Net Capital	$	(13,143)
Items Included in Statement of Financial Condition:		
Short term Loan Payable	$	0
Subordinated Loan Payable		25,000
Accounts Payable		37,464
Accrued Expenses		51,804
Total Aggregate Obligation	$	114,268
Net Capital as Reported in Company FOCUS Report (Unaudited) as of December 31,	$	(3,459)
Adjustments to recorded assets		(3,112)
Adjustments to Record Accrued Expenses and others		(6,572)
Net Capital (Audited)	$	(13,143)

Certified Public Accountants
1809 7th Avenue
Suite 1300
Seattle, WA 98101
Tel (206) 624-7434
Fax (206) 623-5694

Morrow
Kessler &
Dowsing PLLC

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTRIOL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Davrey Financial Services, Inc.
Tacoma, WA

In planning and performing our audit, of the financial statements and supplemental schedules of Davrey Financial Services, Inc. (the Company), for the year ended December 31, 2002 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons;
- Recordation of differences required by Rule 17a -13; or
- Complying with the requirements for prompt payment of securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefit and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessary disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following mater involving the control environment and its operation that we consider to be a material weakness as described above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Davrey Financial Services, Inc. as of and for the year ended December 31, 2002 and this report does not affect our report dated December 19, 2003.

The Company's accounting records did not permit is to extend our auditing procedures sufficiently to form an opinion regarding the class of capital stock authorized, the rights and obligations of the classes, and number of shares authorized , issued and outstanding.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the matter described in the preceding paragraph, the Company's practices were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use and information of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Morrow Kessler & Dowsing, PLLC

Morrow Kessler & Dowsing, PLLC
December 19, 2003